SUBVERSE INC.
2023 REPORT

Dear investors,

Dear Subverse Investor Community,We want to be completely transparent with you. The last couple of years have been brutal spending countless hours fighting to save the company with our legal team. We strongly recommend you read the attached source complaint and docs yourself. We believe it speaks for itself. Here's the goods news. SCNR (Subverse Inc.) has hired a news team and relaunched the website. The team is:- Cassandra Fairbanks - Editor in Chief- Chris Karr - Executive Editor- Hannah Claire Brimelow - Staff Writer - Brett MacDonald - Staff Writer- Adrian Norman - Staff Writer- Chris Bertman - Staff Writer - Elaad Eliahu - FreelanceThe sole board member of SCNR is Tim Pool. Bill Ottman continues to help the company with partnerships, social media and tech. The entire former staff has been terminated, and legal action was taken against Emily Molli and Rocco Castoro. Unfortunately, there's not much more we can say due to the settlement agreement, but we are happy with the legal record as it sits. We regained control of assets and set the record straight.Key Goals:- Hire top journalists and managers- Create groundbreaking content with a core commitment to truth and transparency while featuring diverse voices.- Generate revenue through social media platforms, memberships, digital ads and media licensing networks and deals. - Grow the website to become top 1,000 globallyThank you for your incredible patience and navigating this together.

We need your help!

Email admin@scnr.com or post here on Wefunder with pitches, links to your content submissions, partnership opportunities, questions and ideas. We know the situation is extremely frustrating. Our only option is to come together to solve it. We want you involved. Are you a creator or journalist? One of our greatest assets is our YouTube channel at **https://youtube.com/scnrtv** and we are actively looking for hosts, documentaries and footage to feature. Raw footage from around the world of global events, interviews, podcasts, etc. Send resumes!

Sincerely,

Timothy Pool
CEO

Our Mission

We would like to be cash-flow positive and totally self-sustainable. Ideally we will launch satellite newsrooms globally and have millions of subscribers.

How did we do this year?

REPORT CARD

B-

☺ The Good

SCNR (Subverse Inc.) has hired a new editorial team and staff and relaunched the website. We are back.

We set the public record straight by filing a formal complaint against former management. Court filings are attached.

We settled the lawsuit, regained assets & 5% equity which was returned to Subverse Inc.

☹ The Bad

Lawsuits are deeply time consuming and expensive, but there was no choice but to legally pursue justice for Subverse.

Revenue, growth and new media projects were paused, but have now resumed.

The settlement agreement restricts our ability to comment, but we do believe the existing and public legal file makes the case clear.

2023 At a Glance

January 1 to December 31



$921
Revenue



-$63,286
Net Loss


IOU!

$0
Short Term Debt



$0
Raised in 2023



$86,176
Cash on Hand

We ❤ Our 2,594 Investors

Thank You For Believing In Us

Thurston L Vargas
Jerome Roberts
Laura K Sida
Charles Kizer
Jonathan P Vandiver
Patrik Berthoty
Nicholas Kline
Anthony Mangnall
Diego Spinola
Guevara Joseph
Nathaniel M Oliveraslopez
Jon Sterling
Zachary Sibio
Craig Hollabaugh
Luke Batt
Christopher Michael Beck
Paul Coene
Michael B Sullivan
Jasper Overgaard Waale
Seth Norman Mauseth
James Kohagen
Edwin F Anaya
Kevin Williams
Richard E. Raffensperger
Taylor Burns
Carl Alexander
Ben Milford
Frank Charman
Josh Van Arsdale
David Caballeros
Michael Garrett
Robert Rockey
Matthew Goligoski
Robert Hugh Sharkey

Anthony Chan
David Owen
Brian Cave
Tony Evans
Pawel Mieczkowski
James Ciesinski
Sean O'Brien
Chad G Singer
Benjamin Henry
Jacob Hamilton
Travis Frieri
Lee Clemmer
Joshua J Brownlee
Justin Parashis
Nicholas Taylor
Brent Hightower
John Brooks
Jason Keim
Christian Kvalheim
Will Lemus
Dick Johnston
Ds Sd
Dave Emery
Eric Reed
Lee Sargent
Vincent Agerbech
Daniel Cormier
Erik Tingelstad
Colin Klapka
Ethan James Bond
Stephen Nagell
Charles Pennino
Nathaniel Cowan
William Bacsko

Michael Rains
Evodio Tovar Jr
Anthoney Adam Thomas
Matthew HOLDER
Jay Lessa
Kevin Boissonneault
Jyri Hyttinen
Aaron Joseph Tucker
Greg Beams
Thomas Jung
Brian Kavanagh
Andrew Hearn
Gustavo Vega
Kimberly Jackson
Preston Lyons
Colm Ahern
William Condon
Michael Tilma
Constantinos Michailidis
Jamey Woody Ridenour
Kalim Bretwalda
Michael Lovell
Cristian Maciel
Rom Walton
Kyle King
Michael Toal
Ryan Ballantyne
David Wiessing
Michael J. Ryan
Ivan Choy
Robert Kergis
Adam Jeffrey Maduck
Michael Povey
William Gutierrez

Cody Chambers
Frank McCown
Jason Steffen
Egor Andreev
Jason Schenetzki
Thomas Werner
Fernando L Mulen
Norman Eugene Ragan II
Gabriel Mora
Jamie Cote
Yuli Talyansky
Nicholas Connelly
Benjamin Wheeler-Harsh
Robert Gordon Lipke
Roger Denesha
Rob Stuve
Brent Berry
Edmund Demerey
Shane Dobbs
Nick Adams
Christopher Zins
Sean Messina
Omar Morais
Greg Smith
David Robinson
Mike Harper
Bryan Leed
Brian Brower
David Orochena
Austin Boeddeker
Joseph L Hansen
Dave M Williams
Justin Abel
Timothy Kelly

Don Hudnall
Joshua Kirschner
Bojan Grbic
Patrick Cantey
David Black
Gimel Jørgensen
Christopher Neuman
Keith Cardon
Ford Fischer
John Christopher Curry
Shelly Kennedy
Nicole Mizell
Andy Uchytil
Randel Scott Bradberry
Steven Rock-Ward
Patrick Baron
Michael Benzaken
Michael HANSEN
Colby Callahan
Andrew Dick
Theo Theodor
Gabriel Sweetman
Osian Huw Mathias
Caleb Paul Holman
Jason Tremblay
William Theodore Grabiec
Lowell Cady
Adam Coughlan
Timothy Garrett
Garrett Crowl
Erin Reilly
Kevin Zhang
Le Cuong Nguyen
Andee Abushanab

Cameron C.H Logan
Ian Blakesley
Eric Culpepper
Nicholas Degrecio
Dario Perovich
Birun Balami
Joe Sullivan
Robert A Hilsinger
Crackker VonGeek
Mark Matzeldelaflor
Crystal T LeFevre
Thomas Clemmons
Cristian Popescu
Thanh Chung Vu
Paul Jeffers
Michael Summers
Frederick Pineda
Bob Badour
Alon Gal
Chris Burke
Nick Bongiorno
Josh Wells
Daniel Tyler Brooks
Robin Fransson
Ricardo Hormaza
Mark Moser
Jerome Junio
Jason Disbrow
Bill Campbell
Jared Hansen
Kerry Goldstein
Brett Andrew
Frank Honoré
Kevin Pawski

David Hess
Jaren Grae Rivas
Joshua Johnston
Jake Kinzly
David LaHage
Samuel Stephens
John Ngo
George C KLUG
David Alan Fruge Jr
Daniel van der Wal
Corey Webster
Michael Andrew Bush Jr.
Joshua David Dersham
Peter J SWAGHOVEN
Justine Smith
Samuel Ryan
Sharla Shelton Foster
Steven Manning
Bao Cao
James Mayfield
Daniel Wiorek
Julio Colon
Mats Utberg
Elissa Wittwer
Caleb Waitforit
Chase Norton
Matt Baldwin
Adam Hymas
Jorge Lolas
Tyler Thore
Nathan Kluttz
Sergio Garcia
Barnie Giltrap
Curt Sigler
Shaun Williams
Richard Daniel
Devon Clark
Jason Rogers
Elizabeth Marshall
Alan Young
Jake Johnson
David Bickel
Jason Radtke
Paul Khuu
Nicholas Harris
Trevor Berry
Nicholas Clifford Van Fossen
Gregory Tinga
Greg Ekkebus
Conway Ray
Nathan James Rustemeyer
Kelsey Steinbeck
Nikki WILLIAMS
Sotelo Investment Group LLC
Adam Taylor
Travis Walkup
David John Alexander Blainey
Abraham Camacho
Luke Adachi
Harrison Paine
Andy Rodes
Mr Justin E O'TOOLE
Geoff Newman
Cesar Renteria
Samuel Kirkham
Dustin Gehrett
James Barger
David Brown
James Willeford
Andrew Dodge
Richard Cortes
Quinn Ryan
Thomas L Culpepper
Adam Smerek
Benjamin Rippy
James Robbins
Andy Lawrence
Roberto J Velasquez
Jeff Leger
Curtis Cauthen
Jeffery Kershner
Brandon Zack
Andrew Liu
John Corey
Sean Ryan
Alex Wu
Scott Strickland
Dileep Venkatarama Reddy
Curtis Ferrington
Tyler Wayne Vincent
Mark Spudich
Anthony Higgins
David Inglis
Patrick Linsenmeyer
Dan Finn
Trung Lam
Jarrett Tamaye
Sheri Dillon
Igor Yakubov
Michael Trofimovich
Adam Brooks
Anthony Wynne
Miles Barden
Brett A Allard
Brian Lowe
Richard Dale Patton
Paul Bendele
Michael Lee Rose Jr
Alexander L Erdakos
Todd Forrester
Ethan P Campbell
Richard Atwood
Jeremy Barwick
Adam Prosk
Adam Tyler Ashley
Jorgen C Phillips
Tim Dyson
Kyle Brown
Catherine Lucan
David Middleton
Brandon Carl Altizer
Debra Szemplinski
Joseph Ray Hamilton
Alexander Ryan
Diana Galvão
John Trexler
Timo Schuler
Christopher Castagno
Justin Donatelli
Brandon Floder
Marcus Mangum
Jeff Hill
Johnathan Hyden
Simon Priest
Roger W Gass
Trevor DeNicholas
Brandon Michael Rabe
Scott Day
Greg Pergal
Marc Licata
Pascal Bader
Michael Beauchamp
Glendon Bratcher
Marek J Bryda
Derek L. Prestin
Justin Copeland
Keith Soders
Cindy Dahl
Daniel Ashley
Overin, William
Charles Pagan-Silva
Brian Boiko
William Blue Bacon
Jeffery Slafkin
Christopher Makonis
Devon Jobs
Steven Simon
Devin Flake
Henry Eugene Porter Jr.
Eric Fitzgerald
Frank Okusako
Matthew Martino
Valentino Gallego
Justin Howard
Tuomas Antila
Gary Christensen
Hennesy Estacio
Don Armstrong
Kkman Wen
Matti Vähäkainu
Greg Rubino
Stuart Sudworth
Ivan Goncharov
Thomas Williams
Adam Dunn
Matt Prior
George Switzer
Matt Apple
R McDowell
Szymon Subete
Leland Smith
Amber Griego
Felix Yang
Michael Wisinski
Cody Hill
Rachael Rice
Jan Dvorak
Giorgi Maghlakelidze
Michael Fesser
Joe Frescoln
Tim Davis
Jonathan Bowden
Barry Carlson
Melissa Spopheap Meach
John Joiner
Albert Witt
Duke Fightmaster
Mark J Castro
Ryan Inman
William Jon Paul Woodliff
Bruce Schwartz
Yun Long Sun
Led Epics
Brett Costabile
S R
Matthew Olson
Dale R Murdock
William Mccleary
Melanie Rose
Dallas .C. Panell
Adam Remick
Jason Krynicky
Nathan Dwyer
Alexander Chistian Lykins
Sigurd Sonne
Daniel A Foster
Jeff Frair
Andrew Brady
Kristopher Cyndroski
John Lujick
Leon Wadro
David Robert Burchfield
Marshall Stewart Edelen
Joe Cedillo
Joshua Genkinger
Jon DiPietro
Stefan Lind
Terry Lee Owens
Avraham Casper
John Stewart
James Yturralde
David Klaus
Gregory Wixted
úlfur Alexander Hansen
James Jeppesen
Maxim Gerashchenko
Jacob O Dowdle
Collin Mapp
Tyler J Seabury
Benjamin Logan
Danny Woodring
Peter Neddersen
David Jones
Rich Langley
Lloyd Bloom
Mark Sanchez
James Blakely
Lucas White
Ross McDonald
James D. Mitchell
Jonathan Hammer
Kevin Rochelle
Brian ROACH
James Alvarado
Brian Grady
Leigh Wilson
Michael Gossett
Jordan Walton
Daniel Singer
Daniel Jose Montilla Contreras
Jordan T Cole
Michael Long
Cesar Andreu
Jesus Hinojosa
Joseph Gunnon
Mark Hymowitz
Daryl Willson
Alexis Tomaras
Nicholas Alessandro Kinler
Nima Javaherian
Jonathan Szelistowski
James Monzello
Mark Vlasich
Peter Eliot Watkins
Nathan Sponsel
Chris Beamon
Jeremy Durham
Henry Rivas
Krzysztof Pociecha
Errick Quartucci
Brad Ganzel
Daniel Ramirez
Austin Miller
Daniel O'Neal
Lucas Lavadour
Brian Dubs
Francois PHAN
Brian Otters
Joshua McNolty
Jadon Bertholf
Jimmy Kyle
Mark Hamilton
Stephan Brooks
James Wiser
Murat Bayrakci
Luis R Villafranca
Miguel Andrade
John Thomas Roshto
Martin Moen
Harold Arnett
Connor Williams
Kellen Kobie Lee
John P Sullivan
Stephen King
Daniel Barton
Stephen Michael Smajstrla
Anthony Gentile
Tony Ascencao
Simon Curry
Eric Jensen
Sergio Samayoa
Michael E Green
Andrei Florescu
Damian Hayden
Eli Pope
Marcus Porter
Ricky Clarkson
Jett Bell
Dan Macalaster
Nick Piper
Martin Aavik
Andy Seredy
Nick Meyer
Ventura Elmo
Denis J. Peters
Sandy Matthews
Łukasz Skrzypiński
Alexander Barrón
Brian Morris
Michael Nelson
Robby TICKNOR
Richard Lanham
Chris Forbes
Andrew Darrow
Joshua Howenstine
Richard May
Charles Radcliff
Danny Kessler
Andrew Cramer
Jason Hihn
Friðrik þór Jónasson
Nikolas Blaze Grenier
Klariobaldo Zavala
Jimi Nelson
Jim Poulos
Seth Weathers
Scottland Olds Harbert
Kyle Jaynes
Rob Slowinski
Ron WILLOUGHBY
David Langer
Robert Wilson
Patrick McMenamin
Darren Shetler
Ryan Naumann
Howard Stark
Paul Junior
Jordan Pressley
Samir Patil
Bryce Jacobsen
Laura Orsini
Jordan Vozenilek
Chuck Suntalus
Thomas Gamble
Warren S Smith
Victor Pizarro
Jeremy Paul Lewis
Jonathon Parker
Ray McCoy
Adam Seamster
Abraham Santamaria
Alvin Finnerty
Alex Eigner
Paul Austdal
Ian Conrad
Matthew Martinez
Jack Boyd
David Geiger
Johnny Taylor
Lawrence Hamilton
Wes Pittman
Dalton Burnett
William Penton
Ryan Conger
Terry Johnson
Alan Williamson
Raul Jasiel Sandoval
Tony Guest
Matthew Sarazin
Decklan Wilkerson
Eric Meiring
Benjamin Stryszko
Younis Nessira
Kyle Thorvaldson
Phillip B Reed
Kole Spurgeon
Logan Sims
RWefunder GWefunder
Jimmie Penningroth
Christopher Savidge
Bradley D Irvin
Jacob David Lessor
Robert Bufanda
Chad DuPriest
Roxane Barton
Eric Russeau
Alexander Markow
Mark Baker
James Zhao
Chester Jermaine Gainer
Hargeet Chani
Eric Smith
David Weedston
Cory Hutton
Barbara Perez
Joshua Summers
Justin B. Nation
William Lansford
Silas Floyd
Kevin Ortiz
Lyman Ditson
Luke Oaker
Brian Rumrill
Anna Kulikova
Triana Luce
Juan Carlos Godinez
Christopher Hill
James Glerum
Michael Birks
David McCullough
Kenneth Verbsky
Mark Steven Esslin
Ray Meibers
Thomas G Beattie
Jason Belschner
Alex Gagnon
Jason Spence
Hilliard Felton
Matt Cole
Derek Dohring
Joseph J Upton
Zach Jadofsky
Catherine Burton
Heather Cleevely
Austin Fagan
Simon Radford
Johan Nel
Alexis Espinoza
Adam Stojt
Winfried Matheeussen
Robert J Hamilton
Donald Collins
Samuel R Miller
Dylan Wright
Hans Huber
Linford Moore
Isa Zaldivar
David Severini
Freddy Dobbs
Brooke Kent
Matthew Huffman
Rodion Gordon
Tan Yu Han
Pablo Flecha Jr
Kyle Rentmeister
Jorge Musalem
Albert Lazo
Tiffany Greenwell
Tyler Ashby
Henry Dinh
Vanessa Clark Stuller
Horatio Marshall
John Devero
Joe McGettigan
Lars Hungefält
Bill Lyerly
Richard Myers
Michael Buselli
Matt Richard
Giovanni Hernandez
John Wilson
Denver Dias
Brett Osborne
Theodore Herrera
Minh Le
Baire Alonso
David Parker
Mark McMorrow
Ricky McCullough
Conrad Nowikow
Hoa Nguyen
Reed Nixon
Michael Lee Russell
Jay Hays
Stan Lundrigan
Anna Hagen
Chris Janusa
Constantine Frangakis
Scott Davis
Teh SparX
Martin Anstey
Mary P. Loudon
Martin Roberts
Michael Rapkins
Bonnie Wise
Faye Owens
Richard Nolan
Paul Fendler
Arthur Larsen
Peter Clement
Terry Little
Chris Gullett
Michael J. Holley
Christopher Mancini
Ian Ohman
Sean Hawkins
Steven Ontaneda
Cesar Ramos Jara
Brain Trammo
Jeremy Passmore
Joseph Reilly
Luis David Leija
Eric Sossamon
Ellis Curry
Peter Gomez
John Calverley
Tristan Marsh
Christopher Warren
Michael Baker
Giovanni Brucher
Christopher Wayland
John DeLaGarza
Davood Mazraeh
Ian Mottert
Justin Vallejo
Jared Whitman
Bryant Spicer
Charles Ashworth
Ian Daniel Ursino
Richard Flores
David Rosas
Zachary Star
Seth B
Blake Williams
Lincoln WALTON
Austin Wilson
Alec Fowler
Robert Taylor
Nicholas Chavez
Mark Ryan
Ricky N Clark
Justin Davis
William Roche
Nathan Newlin
Aaron James Quackenbush
Joshua Martinez
Lance Sharp
Lucas Sexton
Sam Farhat
Kevin Marshall
Thomas Feldman
James Webster
Alex Vuko
Milad Shaba
Brian Murphy
Benjamin Lo
Tyler Moss
Jerome Miller
Kareem H Neveau
Guy Seymour
Ryan Lazarus
Grant Colasurdo
Robert Thorne
Ryan Castaneda
Sussex Palmer
Brandon C Jenels
Ron Lazarus
Thomas Klehm
Aaron J Hodson
Logan F Hochradel-Feeley
James Raymond
Ezra Kurlansky
Joel David Kinnunen
Timothy Stark
John Rochford II
Coleton Te Winkel
Eimhin Kelly
Maurice Garvey
Thomas Pearcy
Theresa C Arthur
Neil Steenkamp
William Scurr
Quintin Slater
Dice Marui
Michael Seifried
Christopher McFadden
Robin Fluga
Darren Noonan
Christopher Gumbs
Daniel Simms
Neil Haydn Moger
Gregory R Stoops
Bruce Gilroy
Kevin Albright
Dwight Haas
Tyler Adams
Michal Marek Maziarz
Lukas Poindexter
Chakrindra Hotti
Michael Harlow
James Loeffler
Samuel Mooney
Sean Armstrong
Alek Simoni
Nicholas John Primiano
Bobby Silaphet
Jonas Jonsson
Joshua C Kuhn
Mark O'Brien
Brandon Couts
Will Tarrant
Kenneth Rumbo
Piet Kolkman
Jason Coy
Morten Brudvik
Szymon Ezekiel Labunski
Leonard Olguin
Marlon Cook
Christopher Steele
Frank Meads
Zac Kubilus
Ian Carr
Yechiel Roston
Greater Ajax
Wade Daniels Althen
Calofir Emil
Gabriel Desenha
D D
Will Uter
Craig Barnard
Matthew Field
Danny Bannister
Joel Kiger
Gabrielle Etherington
Eric R. Unick
Karl Hörnell
Andrey Yarosh
Dale Huggins
John W Boushka
Joe Larson
Sam Fields
Justin Sabean
Carl F Bunt
Benjamin Jones
Tony Torcello
SJ Yoo
Michael Kennedy
Aaron Muir Hamilton
Shawn Broadhurst
Geoffrey Bisnar
Matt Calderaz
Johna Latimer
Daniel Munn
Jennifer Boucher
Jose Murillo
Max E Moose
Jean McCormick
John Kwong
Kevin Polson
Rafal Michalski
David Agnor
Neil Loychik
Oliver Horton
James Mackinnon
Randall Warren Hodgins
Greg Angel
Rand Ambroise
Scott Korman
Craig Homer
Aaron Neff
Junior Racine
Mitchell C Uldall
Steven Young
Daniel W
Grace Westbrook
Cary Polen
Jonathan Conrad Scott
Manish Taneja
Joshua Pfister
Joe Imbrunnone
Michael Rydell
Nick Meisenhelter
Sean O'Brian
Jesse Hobson
Jeffrey Chou
Michael E Jimenez
Justin Schwartz
Davin Barron
Jasmine Thomas
Adam Turner
Nathan Moeser
Jeffrey Fox
Owen Wells
James Bond
Joseph Bocanegra
Philip Mayhew
Eric Phillips
Matthew Dennison
Dominic Liening
Jason Defibaugh-Chavez
Anthony Pham
Alex Kantelas
Isaiah Whitsett
Nathan Lavier
Brett Flowers
Walker Dyess
Bilall Mentor
Orlando Henry
Eysteinn Torfi Kristinsson
Bryce Anderlohr
Brian Lawyer
Spencer Goodman
Steven Smith
Ben Hyun
Michael Lomsky
Travis Lee Stech
Julie Barnes
Brandon Lamotte
Andrew Bergmanson
Ryan Benbow
Pedro Cervantes
Jeff Sailmbene
Jordan Goldinger
David Barlitt
Jason Reimer
Carrington Wells
Logan Sloan
Hunter Garcia
Thomas Pressnell
Steven Louie
Bastian Meyer
Mikkel Thaning
Jeramfel Cordero
Magnus Johan Pedersen
Jerome Sorbello
David Harkins
Kevin Goad
Kaspars Bužinskis
Gregory Carson
Stephen Jones
Patrik Helander
Charlton Hoag
Gauge S Bullock
Justin Nelson
Alexander Einarsson
Stephen Kennicutt
James Michael Bersalona
Matthew Pluth
Jeffrey Washburn
Tony Chuan
Tony Cancelliere
Ryan DCruz
Patrick Kester
Andre Schuetze
Jose Morfin
Zachary Miller
Enan Vigil
Maxwell Edward Chrysler
Andy Amos
Wayne Christie
Michael Benjamin
John Fish
Lori Houston
George R Jacobs
Andy Ma
Joseph Walles
Michael T Porter
John N Sayour
Nicola Grollmann
Lee Wong
Mark S Wade
Anthony McCarron
Josh Karvakko
John Inglis
Nate Hancock
Grant M Hales
Arturs Benetis
Dan Fitzpatrick
Wes Higbee
Randall Kelly
Connie Elliott
Thom Kirby
Shay Fowler
Chris Burkhalter
David A LeMay
Todd Hunter
Rickard Lundö
Domenic Falcone
Alex Jorjorian
Jake Terrian
Isaiah Romero
Kolin Hansen
Quentin Setzer
Igor Kaplounenko
Tawny A Holley
Adam Shannon
Kim Fortner Brecklein
Vincent Doorman
James Henry
Cam Young
Mike Yu
Brian Comston
Tom Lammers
Jay Capece
Pedro Miguel De Almeida Ferreira
Toney Privatte
Enrique Estrada
Steven Demetriou
Pete Franco
John Norton
Matt Payne
Nazariy Krempovych
John Badger
Dennis Bassetti
Josh Arnow
Adam Budzinski
Alex Andrews
Harry R. Olson
Ben Bolton
Nathan Marsh
Lucas Palko-Schraa
Randall Severson
Marcin Mateusz Bojarski
Carlos Munoz
Kevin Roulleau
Ryan Masset
Thomas Martin
Todd Webb
Justin Zeigler
Jillian Jones
Wesley Skeen
Maxwell Mayling
Jakob Andres
Colton Ottley
Brian Ramey
Elpidio Enriquez
Rachelle Mackay
Jeremy Stewart
Keith Williston
Michael Glidden
Brandon Lee
Allan Tirk
Etfan Kellogg
Richard West
Ben BONDAR
Jeremy Garbina
Kenneth Miura
Clifford Rubenstein
Paul Barron
Brooke A Pablo
Joseph A Vetro
N Icolas Hendrickson
Timothy Marcus Matherly
Jonathan Gentsch
Jeffrey Lyon
Eric J Hansen
Arvil Ray Easter
Elizabeth Fierro
Shaun Pearce
Ralph Restituyo
Jan Stevens
Lillian Cannon
David Campbell
Grant Bakken
Noel Ramos
Ian I DeGrasse
Steven Velazquez
John Timmerman
Christopher Alexander Woltering
Pan Cakeface
Michael Ryder
Travis Spano
Robert A.W. Sosik
Joseph Storrer
Ron Lazarus
Joek Tyrrell
Cody Stevens
Chris Garrett
Kevin Nguyen
Kenneth Berhaupt
Paul Tarasyuk
Kris Fowler
Tyler Sims ALLEN
Chris Serson
Robert O'Melia
Olivia Motion
Arturas R Baisevas
Bernd Offenbeck
Aaron Groskopf
Stuart Clark
Christopher Shelley
Will Humble
Conrad Morris
Jake King-Lee
James Kieran Hartshorn
Matthew Bedortha
Ken Geerts
Gilberto Conde
Nicholas Beeson
Ovidiu DUMITRASCU
De Wayne Buser
David Persson
William Mc Crary III
John Franklin
Cameron Davis
Michael Hamilton
Kristin Cannon
Matias Nordblad
Maui Liu
Martti Noitero
Brion Murdock
Koty Rigdon
Chase Cannon Hendler
Scott Broad
Zachary J. Gilfus
Michael Stewart
Douglas Neal
Jake M Schmidt
James Kennedy
Alex Dexter
Devon Castleberry
Nathan Staley
Alexander Bourland
Tyler Cole
Martin Foster
Christian Paul Schwanse

Austin Gauthier
Joseph Mannarino
Hai Phan
James Gilmore
Michael J Laduzinsky
Nicholas Hainsey
John Felle
Thomas Holmes
Steven Cheal
Brett Ziebarth
Gregory Edward Kilgariff
Dustin Nielson
Scott C
Andrew Lee
Nicholas Kiger
Marton Gruber
Matthias Briggs
Parker D. Henning
Vytautas Petrikas
Henry Bruno
Mario A Nava
Luke Durkin
Kenneth Bedwell
Michael Quiroz
Hector Ferro ALVAREZ
Jeffrey Jones
Elijah Espinoza
Vacciani Coore
Mary Randall
Mark Bousquet
Will Gentry
Anthony Herrington
Sven Erik Ronæss
Sam Haberern
Regan Ross
Joshua Fuhs
Michael Gavlak
Dusan Libnat
Robert Artigues
Alan Lee
Adam Syed
Michael VanDusen
Peter Sørensen
Cathrine Metheny
Joshua J Deines
Daniel Storm
Joseph Miranda
Steven Hitt
Case Crowther
Petr Sedmidubský
Franz Vagi
Kyle Hufnagel
Tristan Foerder
David Johnson
Zbynek Mrozek
Ken Kõrve
Durango Neeley
Marcus Cripe
Ruben Ortiz
Jeff Cupp
Michael Remien
Carina Donner
Zachary H Hoskins
Hubert Lehnard
Chance Mattingly
Kresimir Franjic
Christopher Suchil
Andrew Kieser
Christopher Holley
Christopher Allen
James Boles
David Whittaker
Jon Burnell
Gabriel Lefelman
Chhai AN
Renick Christopherson
Ike Amadi
Brian Girga
Jacque Hurley II
Michael Brimmer
David Hill
Daniel Pryce
Gabriel Shaar
Haley Dalby
Matthew KRASUSKI
Monique Neaves
Niall Kirwan
Fiona Matters
Lindsey Loving
Roman Berenzon
Karen Wright
Greg Confletti
Richard S Bruce
Andrew Smith
Danny Tomlinson
Stig Møller Andersson
Adam Pondo
Miguel Suarez
Ivan Filipovic
James Archer
Philip Lau
Missaelle Morales
Jessica Boone
Jacob Santistevan
Kyle Christoffersen
Wanda Craighead
Brandi Kessler
Alex Petralia
Frank Segler
David Sundquist
Laura Franciosi
Ryan Brummett
Deide Carpenter
Michael Campiin
Josh Vickers
Judith Rioux
Alex Thomas
Matthew Wanner
Todd Hunt
Brian Waisner
Daniel Wacek
David Desser
Chris Redding
Ryan Smyth
Joe Dujmovic
Gare Reeve
Calvin Engle
William Høvik
Matthew J Watson
Michael Wilson
David Frizzell
Oliver Dale
Rafael Sampaio
Tyle Burt
Mateus Martins
Blake Rainwater
Keith E Gregory
Douglas Elbon
Christopher Danielson
Tk Locker
Matthew Lewis
John Ross
Dylan Roberts
Douglas Kendrick
Cameron S. Tuttle
Michael Weiss
Toney Williams
Randy J Kovar
Chandler Olivi
Miguel Najera
Adam Izzo
Brian Muttik
John C Kittleson
Allan Mariano
Bryan Taylor Felty
Drew Burger

Josiah Wolf
Garrett Blackham
Tegan Larsen
Jason Woronicz
Aarin Walston
Thim Peter Boqvist
Tara Oliver
James Wade Wright
Matthew Guilbaud
Domingo Garcia III
Aaron Cook
Kevin Dulany
Martin Blazheski
Robert Alexander Jordan
Louis Panetta
Dan Bither
Lazaro Segura Pruna
Matthew Moylan
Harry Brodsky
Andrew Timothy Murray
Adam Williams
Peter Alzate
Alexander Littlejohn
Chris Harrington
Matthew GABEL
Tim Maddox
John Robert PRUNTY
Steven Brian Carlock
Thomas Allen
Benjamin Perez Lopez
Michael J Moody
Ron Bode
Sam Laurence Still
Ben Tiley
Peter B Johnson
Susan Willardson
Richard Knutsson
Arend Mollee
Robert Conner
David Adest
Nicholas Pallante
Andrew Douglas
Jason Evans
Magnus Sjostrand
Jared Kramberg
Mark Koching
Jason Kennedy
Radoslaw Kozlowski
Adam Rutkowski
Trapper John
David Abbatematteo
Dave Welsch
Erik Soderquist
Valter Biscak
Joshua Jantzi
Jason Ribeiro
Michael Kurihara
Ross A Dann
Chris Miller
Lydia N Smith
Joshua Hayward
Kris Dorer
John Mayhew
Sean Dunn
Craig Nickerson
Robert M
Tonya Cartmill
Matthew Horton
Jeremy Lorenz
Chase Mullins
Michael Marb
Dylan Stoltenberg
Jeffrey Richardson
Iskander Galbraith
Martin O'connell
Paul Stahlberg
Joey Spindler
Jose Andujar
Anders Wikholm
Shaun Hogan
Christopher P Smith
Sebastian Trouse
Nick Manolov
Lou Gil
Grant Gariepy
David Jones
Jakub Kobik
Akira Mikoshiba
William Ballentine
Francisco Tirado Perez
Foster Lisle Talge
Jeremy Michael Cerda
Michael Olejniczak
Joshua Leonard
Namtip Lyons
Brian Schneider
Eric Hennemann
Dakota R Smith
Gregory Wayne Horton
Gerry Bulger
Phillip D Gordon
Adrian Johnson
Joseph Valentine
Tyler Harris
Bogdan Bradatanu
Kyle Bawcutt
Daniel Cathers
Andrew Foster
Samuel Walls
D. TAYLOR
Nate Meade
Brian McLane
Thomas Mosley
Daniel LaBrecque
Philip Kime
A Sanchez
Jon D Trebing
Anthony DeBello
Daniel Gonzalez
Alex Graham
Katherine Terrell
Ed Attebury
Elijah Knaperek
Joshua Bons
Willard Ho
Paul Zirwes
Alexander Zaleski-Laba
Dirk Mensonides
Erg Freduge
Jerid Hill
David Kramer
Vitaliy V Fishchuk
Robert C Hilsinger
Eldar Hasanovic
Eric Boe
Pardeep Longia
Barbara Pondo
Ryan Basha
Stewart Matthews
Juan David RAMIREZ
David Selby
William Johnson
Lucas Paynter
Daniel Romischer
Edgaras Simonis
Chere Thompson
Carlo Platania
Mark Ciamarra
Jeff Phillips
John H Mosley
Michael W Horner
John Paul Daoust
Juan Hernandez
Todd Billings
Peter HADAR
Lee Hardesty

Zachary Williams
Lance Henry
Jorge L Robles
Kyaw Zin Latt
Rudi Oosthuizen
Edvin Oerbog
Don L White
Braden Wilkerson
Simon Cantu Jr
Robert Stuckey
Louis Hollinger
D Jacobs
Leigh Plumley
Maximilian Vos Williams
Lee Donaghy
Debra Melton
Dan Tuttle
Jake Di Vita
Joonas Kangas
Jim Meyers
Colin McGinn
Gordon P. Reed
James Lowery
Omar Masri
Sean Sullivan
Rudy Morales
Robert E Leigh
Antonio Rodriguez Negrón
Stephen Oldham
Brian Tipton
Brendon Durham
Thomas Ford
Erik K Tamai
Jeffrey Hendrickson
Ken Berry
Malin A Keisner
Joshua Trevino
Matthew Edmon Williamson
Henrikas Elinskas
Jake Simpson
Tate Mabes
Michael CASTRO
Erik Cooper
Ronald Schaefer
Dan Wright
Francisco J Barboza
Huy Vo
Nick Boorman
Ville Seppä
Edward Vandenbos
James Nixon
Michael B Brandt
Marian Diamanti
Sebastian Imbach
Deborah Hector
Robert White
Shivraj Singh Grewal
Lars Noréus
Rae A Shinabarger
John Yang
Jeffrey Plochocki
Daniel Kravchenko
Bryon Bermodes
William Gardner
Deric Grondin
Alexander Rieck
Aleksandar Colic
David Fordham
Jonathan Sutley
Erick A Alba Cendejas
Jeffrey Sun
Leng Chang
Steve Houghton
Mark Avis
Robert Kansy
Darrick Bowe
Zachary Lloyd
Christopher Lyons
Thomas King
Ashley M Heaton
Jaap Franchimont
Derek SHIMIZU
Brendan Scott
Grant W Buttenshaw
Jeannine Klem
Elizabeth Bonzani
David Barker
Jennifer Cowden
James Heffernan
Joshua Daniel Shaler
Vincent Smith
Rae Dructor
Benjamin Donaldson
Benjamin Gjesdal
Michael Dalby
Cristian Kertesz
Karl Jeginder
Ricardo Rodriguez
Marcin Bucon
Laszlo Sasvari
John Thørholm
Dean McCormick
Brad E Crockett
Matthew Blode
Todd Morris
Adam Henry
Dante Duran
Christian Walker
Robert Dudek
Clinton Lucas
Marshall West
Ross Morton
Mike Greenwell
Carlos Torre
Andrew Rutherford
Daniel Krull
J G
Mario M. Ochoa
Alan Robinson
Philip C Stark
Casey Meadows
Spencer Crockett
James Kennedy Ackerman
Jason Schoolmeester
Th.P. Klostermann
Richard L Parchem
Bob Washington
Andrew Goldstein
Sheldon Lukow
Richard Zaro
Dale Beasey
Davy Ryan
Romanos Daniel Daniel
Alexander Steenbergen
Chris Corbelli
Ricardo Valverde
Thomas Sturm
Cornelius Booth
Nicholas Lee Massey
Clifford Harrington
Danielabel Perez
Michael Gaddie
Michael Heredia
Daniel Franco
Wesley Frazer
Matt Scott
David Adrian
Jeremy Steinbach
Daniel Baxter
Mark Reynolds
Paul Witherall
Arie Boyer
Douglas Swoger
Christopher Brown
Stephen Saunders
Hagan Jones

Jonathan Nicholl
Jasper Gielen
Atanas Angelov
Jason Crapson
Ryan Draughn
Anders Klink-Breinhild
David Jimenez
Jeff High
Matthew Szymczak
Rafal Smolak
Seth Baldwin
Shiyan Sun
Nicholas Trapani
Nur Giebitz
Composite Supplies, LLC
Nic Bhasin
Geoffree A Johnson
Douglas Palmer
Brien Green
Jeffery Skalicky
Andrew Robertson
Timothy Keck
Natasja Matthieu
Jesse Heaton
Jeremy Camacho
Aaron Burmeister
Patrick Sanchez
Thomas Riedlsperger
Elijah Oster-Morris
Brian Rowe
Pierre Marceau
Kenneth Joven
Sebastian Gonzalez
Chris Tselios
Terrance Holland
Rafael A. Vasquez
Frederick Manson
Jancy Scott
Paul Griffith
Stephen Royal
Wallace Goranson
Dennis Cool
Kathleen Brady
Dan Seagren
Greg Morton
Frank Erbe
Robert Washington
Andrew French
Jacqueline Peacock
Evangeline Barton
M J
Rashid Mhar
Jiao Zhang
Hugo Cruz
Blake Daniel Wilson
Jeff Hotchkiss
Blake Lachance
Christopher Voncina
Marcus Berg
Scott Lewis
Tarlochan Singh Dhariwal
Joshua Brown
Holly Banks
Daniel Ferguson
Andrew Baker
Scott Bergeman
Henry Sharum
Matthew Schmitt
Moris Olorode
Will Culbertson
Daniel Peter Hills
Skoti Alain Elliott
Jeff Sager
Anthony Howser
Matthew V Caserta
Bill Jordan
Marek Malarski
Peter Kapustynski
Joseph W Perkins
Alexander Lau
Damien Heenan
Andreas Ekberg
Kenneth Humphries
Travis Dommermuth
Eric Hunter Kittelson
Bradley Paul Elias
Mike Ko
Brandon Chaney
Mathew Bolzenius
Elton Pillco
Dustin Pendley
William Stone
Albin Gottfridsson
Omar Naoulo
Sean Ono Lennon
Joanne Allen
Daniel W. Hawkins
Mark Oliver
Clarence Joseph Berry
Daniel Aitchison
Martin Nava
Mark Karaman
Thomas Martin
Neil Hunwicks
David Sundqvist
William Wadas
Kraig Warther
Reza Jalali Sousanabady
Jacob R Brooks
Tyler Joseph Price
Charles Smith
John Dean
Brian Myers
Dmitrii Ivanov
Max Kunstmann
Bulmaro Bedolla
Tyson MacKay
Richard Hernandez
Matt Moon
Robert A. Clifton
Benjamin Robson
Mathew Radich
Calum Thwaites
Devin Peterson
Scott Greisberg
David Deane Dunham
Koh Kheng Giap
Tan Vo
Daniel Mitchell
Scott Walden
Rolando Vera
Thimothee A Martin
Steve M Mallot
Bill Santistevan
Patrick M McSweeney
Ben Gardner
Craig Lepchenske
Matthew Maniaci
Marcin Szczypkowski
Britain Babione
Kevin Jacob Beal
Michael Lyons
Robert Reilly
Glenhart Brooks
William Meharg
Ryan Haase
Michael A Lofton
Eric Mercon
Connor Young
Justin Van Ommeren
Jason Ledden
Robert C Whitley
Morgan Gerrard
Ryan M Nill
Gabriel Calaf
Lawrence Jackson

Ian Kilburn
Thanh La
Christian Rhyner
Stefan Blåder
James Nowak
Andréas Malan
James M Smith
Daniel Rodriguez
Sergej Swetschkow
Rosanna Falabella
Jason A Fletcher
Virgil Tiberiu Lascu
Dustin Lisenby
Kyle Rounds
Alex Vogt
Ryan Miller
Christopher Lau
Edward McCleery
Kristopher Chambers
Edmerald Gan
Ivano D'Angelo
Jason Wakeland
Brandon Boe
Brett Wielgos
Logan Billin
Andy Crowe
John Luxmore
Sam Miller
Timothy Hall
Robert F Smith
Erik Rosendahl
Daniel K. Nilsen
Bradley Bonifield
William Oatis
James D. Otten
Richard Haavig
Danyl Herman
Dean Manes
John Lawler
Phillip Hoerter
Peter Dracker
Jason O'Shea
Robert B Belanger
Simon Lewis
Patrick L Shanley
Coleman Remington
Nathan Oviedo
Kyle Sakai
Rosario Avila
Benjamin Paull
Riley Harris
Anton Chaporgin
Haley Pharis
James Ashford
Matthew Millat
Alan Bowman
Jerome Ege
Joseph Evans Iii
Edward Hawkins
James Cavage
John Suwalski
Robert P Hohman
Myles Shannon
Grace L Yoakum
Jacob Peacock
Cody A James
Knut Skovereng
Brad Taylor
Jing Joe Wu
Jacob Gruber
Spencer Patterson
Elaine Olivera
Darren True
Steven P Kozak
John Blaho
Daniel Tan
Christian Wendt
Ben D BLOSSER
David Thomas Soward
Wayne Stillman
John KEARNEY
Chad Baker
Daniel Polefko
Bledar Laloliari
Serhiy Sambros
Brian Boatright
Casey Chism
Christopher Merrow
Richard Cycak
Bridgett Ann Massey
John Miller
Margaret Gorman
Daniel Neill
Ricardo Iuassaca
Shahid Awan
David Bailey
Markus Lincoln
John Hobbs
Alexy Gashkevich
Stefan Eady
Michael Birnbaum
Tyler Olsen
Arwen Lobo
Mikael Persson
Regina Edgin
Jared Henderson
Kenyon Blake
Moritz Reinhart
Leah Benjamin
Sean Mills
Ken Biles
Sean Robin Naquin
Steven Wilson
Keith Bosacker
Allison Gonzalez
Jacob Faturechi
Crystal Tandoc
Christopher Helgens
Krzysztof Przedpelski
Stanley Fejnas
Robby Garrison
Christopher Hernandez
Kevin Guffey
Joe Bergmann
George Faught
Christopher Joseph Kubilus
Jon Andrew Joslin
Renee Quinones
Thomas Spindler
Michael Trollan
Thomas Highsmith
Allen Lau
Cameron Dall
Robert Frisbee
Anthony Middlehurst
Jay Schumacher
Russ Barberio
Tim Grubb
Jerome Hundt
Donald Lewis
Eric Gonzalez
Madison Turano
Geert Legein
Charles Whitlatch
Tyson Campbell
Omar A Sherwani
George Chong
Adriana De Leon
William Davisson
Brian Tilma
Ross Micheal Jolly
Henk van der Linden
Mike T
David Ramnarain
Bridgett Massey
Justin Wagoner

Rowen Thaure
Jessica Lamarro
Adam Wulkiewicz
Jonathon Leslie Sinclair
Michael Schemmel
Francis Conry
Samuel Patzke
Trenin Bayless
Fira Rabkin
Brian Cockburn
Austin Alderman
Austin Pellowski
Benjamin William Cleary
Chris Sullivan
Mark Weber
Cooper Miller
David Cross
Jens Bjerre
Clay M Ridge
Andrew Beckmann
Anthny DiFranco
Mike Mcgregor
Keith Corzine
Christian Esteves Lee
William Hartman
Kevin Shaw
Christopher Hall
Sara Erenius
Brad Botton
Kim Carlberg
George Warr
Joshua Thornhill
Anthony Hocking
Carl Vardeman
Francis L FINDLEY
Rudy Avila
Fernando Uribe
Roberto Benavides
Elena House
Dave Stephens
Mathew VanAlstyne
Greg Tolpin
Tom Cools
John P MCGUIRE
Michael Separovich
Mi Smith
Gregory Grimberg-phillips
Ian Kennedy
Jonathan Jimenez
Michael Sobande
Albert Boracci
Charles Williams
Lee Heffelfinger
Alex McCollum
Douglas Crellin
William Thompson
Brandi HAMMOND
Daniel Balazy
Rachel Hatch
Daniel J Spencer
William David Bartgis Jr
Travis Hartin
Sophin Chhang
Matthew S Valdez
Stephen Dewitt Hebert
Kai Uwe Eiselt
Mateus Koehler
Daniel R McClure
A. Greg Chisholm
Nicole Mullen
Simon Kujus
Christopher White
Richard W Cossel
Raul Barasa
Dennis Flanagan
Blake Greene
William Kolter
Chris Daunt
Tyler Sommer
Michelle Farnsworth
Jeffrey Howell
Jennifer Martinez
Christopher Russell
Matthew Wolfgang
Stephen Lamb
Max Ballard
Greg Moore
Tim Doerzbacher
Seamus Higgins
Steve Cain
Richard Miller
Jessica Satterlee
Shaun Shrewsbury
Clinten Cattell
Mattias Bååth
Michael Pitfield
Richard Franchuk
Thomas E. Jolly
Charles Overton
Salvador Ramirez
Franklin Trull
Darius L COOPER
John Medeiros
Stanley Baker
Jesse Humenik
Aaron Will
Graham Lantzke
Petar Sladic
Larry Petillon
Karen Lang
William L Holt
Natalie Pereira
Sean Goodman
Joshua Garcia
Mecki Granberg
John OBrien
R Deangelo Armstead
Chad Mortimer
Matthew Fulton
Brandy Thepnorinh
Michael Stansfield
Gavin Richard Trinder-Smith
Matthew Kucera
Casey Bryant
Andrew Frerichs
Noah J Leff
Benjamin Hukee
Jonathan Montgomery
Simon Sherwell
Jennifer L Hoppe
Veronica Pichardo
John A Hinz
Phillip MacMillen
Rodney Birge
Sean Masters
Michael Curtain
Christopher Siegrist
Brandon Roy Baker
Justin Hess
Jim Roton
Willie Vollman
James Riley
Richard Stanton
Edwin S Valencia
David C Simon
Jeffery Chen
Jon Kaiser
Thomas Swainston
Jason Yu
Dawn Adamson
Ryan V Jones
Christian Leoncio
Howard Long
Erik Hartenian
Brook Todd Crenshaw
Aaron Sudersanam

Joshua Kinsey
Troy Dorman
John Bousattout
Tyler G. Trevizo
Tony Licalzi
Shane Butcher
Chris Young
Michael DePasquale
Josh Olson
Adam Horridge
Mark Dechnik
Marcus Pinson
Michael Dunphy
Jordunn Tripler Pablo
Johnny Hawley
Richard Norris
Alexander H Klepczarek
Harry Dwyer
Francis Flammang
Edward J Forero
Michael Brown
Chima Okwuoha
Alan Mitsutome
James Nolan
Jonathan O'Connor
Matrim Perry
Dalma Elischer
Thiago Wilhelm Cedervall
Franklin Means
Tom Campbell
Andrew Kim
Joseph Harding
Justin D Page
Robert Henson
The Bao Nguyen
Andrew T Buckley
Sam Danh
Jonathan Walton
Ted Wu
Chris Samuelsen
Walter Anthony
Jon Bell
Jennifer Hoppenrath
Tyson Moore
Angel Jose Goiri
Elena Yvonne Herrera Sastre
Mary Lou Witholder
Nathen N Sawkiw
Przemyslaw Piatkowski
Michael A Arnone
Grant Bartel
Robert Beer
Van Elting
Ken Edwards
Shauna Lusk
Zachary Nicholas Taylor...
Dakota Johnston
Daniel Welcheck
David Colson
Matteo Manferdini
Richard W. Richardson, As Trust...
Evan Salvador
Robert Scillitoe

Mark DESILETS
Shawn Douglas
Sean Sortors
Jonathan Morris
Jaime Aguirre
Douglas Steinhilber
Ben Johnson
Sylvia Manfred
Richard Krauland
Brian Bengtson
Jonathan Blazer
Cody Gorman
John D Ragland
Nicholas Ooms
Sam Willingmyre
Clint Slowik
James Brandt
Kirk Gibbs
Alexander DeVries
Aaron Kiflemariam
Thor Hanks
Keaton Jaramillo
Jeremy McCalmon
Benjamin Goldman
Brandon Swilley
Brett Michael Jackson
Casey Fuller
Cindy Nutt
Patrick Stedman
Liying Fan
Hitesh Ratnani
Melissa GUTCH
Joseph Nix
Alexander Batten
Hamish Cameron
Casey Coleman
Tom Remys
Charles Masing
Niko Castorena
David Goldberg
Lee Rowland
Bette Matsen
Vincent Wittmer
Maggie Iadarola
Peter Ozug
Robert Lardizabal
Matt Wallace
Jane Razak
Bill Kelly
David Parke
Taras Lipatov
Jeremy Rudko
Charles M Marsh
Kevin Inverno
Mike Hardiek
Alex Szigeti
Robert Gennaro
Thomas Bartlett
William Gehring
Valentin Dimitrov
Roman Feola
Vandana Jain
Joseph Matto

Mikolaj Skoczen
Patricia Jackson
Xi Chen
Nathan Barnett
Steven M McIntyre
Jovan Stojkovski
Christopher B Pearson
Brandon Castaphney
Sean Grasso
Leif Simonson
Aaron McClure
Andrew Gordon
Troy Dean
Merritt Harbert
David Leonard
Benjamin Denney
Alberto Martin
Matthew Grieco
Quinn Foster
Jordan Reddick
Jay Bugg
Valerie Jade Cothran
Michael Posner
Austin Hope
Jd Lepeta
Elizabeth Hall
Gloria S
Erick Tapia
Anatoliy MIKITYUK
Philip Wang
Isaac Felter
Yosef Schlusselberg
Chad M Murphy
Elliot S CARRUTHERS
Louis Schuler
Lee Michaels
Brendan Marsh
Carter Banks
Clay Levinthol
Thomas Havlik
Michael James Tyers
Alex Russell
Nhon Lam
Randall Robillard
Ryan Prince
Benjamin Haberern
Justin Michael Waid
Hoi Fung Chu
Eugene Dubosarsky
Matthew Buchanan
Kathleen E Sickler
Royce E Mayes
Brad Meylor
Christopher P Parres
Steve Theodorou
Stephen Seachord
Sean Patrick Flynn
Carl Zhou
Cole Williams
Kevin Muro
Patrick South
Matthew Synakowski
Alexander Hartl

Kevin Rodlund
Nicholas Smith
Craig Weigle
Jerome Rickards
Kevin Ramirez Gonzalez
Eric Sossamon
Ed Tsai
Lee Fernandes
Ricardo Ospina
Doug Pritchett
Daniel J KEAN
Ian Torn
Joseph A Smith
Cecil Heyrend
Daniel MABIE
Dina Cusic
Kawamen Odiete
Eve Welcome
Nicolaas J Molloy
Heather L Wilson
Curtis LaPlante
Muhammad Zulhilmi Bin Rahmat
Jelle Meeus
Aisha Paredes
Ms C Sullivan
Michael McMullen
Alex VK
Joel Jacobs
Kay Juneman
Walter H Read JR
Amanda Gibbs
Richard Lepre
Janessa Ravenwood
Timothy Maloy Short
Ruben Ramirez
Ellwood Hanrahan
Sebastian Ruzycki
Sean Morse
Benjamin H Ralston
Paul Dabkowski
Jason Baxley
Emilia Ferrer-Triay
Blair Loughead
Jonathan West
Marguerite Masing
Dean Gaylor
Tianhe Yang
Byron Moncrieff
Luboš Hemala
Owen D
Robert Crawford
Thomas Chapman
Alex Gonzalez
Harri Walden
Marc R Benzaken
Ondrej Marek
Jeffrey Jenkins
James Aragon
Joshua Stewart Powell
Wesley DePhillips
Timothy Missner
Mike Nye
Jonny Price

Eric Soo Soon Tiong
Dam Rak
David Labchuk
Philip Lau
Benson Seidel
David Noyes
Kurt Horiuchi
Sean Fitzgerald
Jeffrey D Parkinson
Karl De Santo Jr.
Bryan Viegas
David M. Holloway
Jared Staben
Peter DAVIS
Steven P Blair
Christopher Ettel
Henry Staley
Robert Tate
Ethan T Wilfong
Jacob William James Krueger
Nathan M Goldstein
Johnnie M Dominguez
Justin Gammon
Jonathan Covington
Angel Ramos
Thomas Maxey
John Emmerich
Michael Roensch
Jeff M Jadwisiak
William J A MYERS
Edward F Liona
Gregor Kovalčík
Christopher Peters
Andrew Lee Kozak
Nick Procive
Jeffery Haugen
Stephen Guipe
Joseph Kolakowski
Kevin P LUSK
Robert Adams
Jaysun Gardiner
Zachary Jamieson
Eric Rodriguez
Steve Sulatycki
Ryan Rivera
Mark Sheehan
John Kenneth Powers II
Alyssa Risher
Edward Kelley
Ian M Johnson
Adam Roach
Joshua Julian
Robert M Harvey
Kyle Slama
Taylor Oldaker
David Sharp
Matthias Braun
Michael Levine
Ian Priddle
Jason Theodore Hilling
E T
Kevin Tinsley

David Maher
Raymond MARTIN
Eric Rothwell
Allyson Stejakoski
Noor Sami
Paul Geldston
Robert Jason Pankey
James Whieldon
Joe Embrich
Aaron Cox
I Fraz RAzAk
Dmitry Ledovsky
Kyver Foster
Jason Souchak
Benjamin Matthew Williams
Christian Tshimuanga
Nicholas Ward
Curtis Kot
Brandon M
Michelle Blenderman
Chris Brown
Anthony Ludden
Benjamin Laing
Gregory Blaise Woodard
Ryan German
Matthew Schneller
Keith L. Beyer
Derek Quinn
Alexandre Reynaud
Philip Villarreal
Caroline Sullivan
Scott Alan Gunderson
Luis A Gomez
Deepak Kadetotad
John E O'DONNELL
David Konkol
Edward Mckervey
Alden Hagel
Brian Bundy
Brian Hume
Rolando Rios
Vincent Cao
Jeffrey T Bone
Nathan Fisher
Zachary Renfro
Sebastian Duran
Tomasz Wacko
Andrew Keller
Luis Jimenez Jr
Tim Roberts
Vasile Nemes
Balazs Toth
Jamie Piper
David Adair
Nicholas Bryars
Erik Kennedy-McDonnell
Christopher Kelly
Hien Phan
Jari Virranvuo
Michael Collins
Andrey Dolgov
Tom Ward

Thank You!

From the Subverse Inc. Team



Timothy Pool

CEO and Co-founder

Founding member of Vice News. I've been featured by Forbes, New York Times, the New Yorker, Fox News, Time, the Joe Rogan Experience, and more.



Bill Ottman

Advisor

Founder and CEO of Minds, an open-source and decentralized social networking platform. He has been featured by Wired, Techcrunch, the Joe Rogan...



Cassandra MacDonald

Editor-in-Chief



Chris Karr

Executive Editor



Hannah Claire Brimelow

Staff writer



Brett MacDonald

Staff Writer



Adrian Norman

Staff writer



Chris Bertman

Staff writer



Elaad Eliahu
Freelance



Shane Cashman
Freelance

Details

The Board of Directors

Director	Occupation	Joined
Timothy Pool	Journalist @ Timcast Media Group	2019

Officers

Officer	Title	Joined
Timothy Pool	President CEO	2019

Voting Power

Holder	Securities Held	Voting Power
Tim Pool	8,500 Common Stock	85.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
08/2019	$1,070,000		4(a)(6)
08/2019	$130,221		506(c)

The use of proceeds is to fund general operations.

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,000	10,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Reliance on third party platforms for distribution like YouTube, Twitter, etc. is always a risk as we are subject to algorithms and censorship. For this reason our top priority is becoming sustainable and independent on our own infrastructure for media and payments.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Reliance on third party platforms for payment for distribution like Paypal, Patreon, etc. is always a risk as we are subject to algorithms and censorship. For this reason our top priority is becoming sustainable and independent on our own infrastructure for media and payments.

The news and media market is extremely volatile and polarized. Misinformation spreads rapidly and this could affect the business.

On the ground journalism may pose physical risks as well as legal risks for covering certain individuals and topics

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;

trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Subverse Inc.

Connecticut Corporation
Organized June 2019
6 employees
50 Charles St

Westport CT 06880 https://scnr.com

Business Description

Refer to the Subverse Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Subverse Inc. has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Due to attached legal issues, we we unable to file. We now have financials attached from that period and will have fully updated report in 2024.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less

Say Hello!


You're pretty neat.

You're the first one here!

Early people don't usually get a prize, so here's a love letter from us.